Ms. Mara Ransom

Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

August 5, 2021

Re:	California Tequila, Inc. Offering Statement on Form 1-A Filed July 6, 2021 File No. 024-11474

Dear Ms. Ransom:

On behalf of California Tequila, Inc., I hereby request qualification of the above-referenced offering statement at 10:00am, Eastern Time, on Monday, August 9, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Richard Gamarra
Richard Gamarra
Chief Executive Officer
California Tequila, Inc.

cc: Jeanne Campanelli

CrowdCheck Law, LLP